UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Standard Diversified Inc.
(Name of Issuer)

Class A Common Stock, $0.01 par value per share (“Class A Common Stock”) Class B Common Stock, $0.01 par value per share (“Class B Common Stock”)
(Title of Class of Securities)

85336L109 (Class A Common Stock) 85336L208 (Class B Common Stock)
(CUSIP Number)

Joseph Mause Standard General L.P. 767 Fifth Avenue, 12th Floor New York, NY 10153 Tel. No.: 212-257-4701
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 19, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Standard General L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 14,749,519 shares of Class A Common Stock (see Item 5) 7,360,075 shares of Class B Common Stock
9 Sole Dispositive Power 0
10 Shared Dispositive Power 14,749,519 shares of Class A Common Stock (see Item 5) 7,360,075 shares of Class B Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,749,519 shares of Class A Common Stock (see Item 5) 7,360,075 shares of Class B Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 90.6% of Class A Common Stock (see Item 5) 95.6% of Class B Common Stock
14	Type of Reporting Person (See Instructions) IA

1	Names of Reporting Persons. Soohyung Kim
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 14,749,519 shares of Class A Common Stock (see Item 5) 7,360,075 shares of Class B Common Stock
9 Sole Dispositive Power 0
10 Shared Dispositive Power 14,749,519 shares of Class A Common Stock (see Item 5) 7,360,075 shares of Class B Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,749,519 shares of Class A Common Stock (see Item 5) 7,360,075 shares of Class B Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 90.6% of Class A Common Stock (see Item 5) 95.6% of Class B Common Stock
14	Type of Reporting Person (See Instructions) IN, HC

AMENDMENT NO. 9 TO 13D

This Amendment No. 9 to Schedule 13D (this “Amendment”) relates to Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), and Class B Common Stock, par value $0.01 per share (the “Class B Common Stock”), of Standard Diversified Inc., a Delaware corporation (the “Issuer”). This Amendment is being filed by each of the Reporting Persons to amend the Schedule 13D (the “Initial Schedule 13D”) that was originally filed on October 29, 2015 and amended on December 21, 2015, March 2, 2016, September 27, 2016, November 25, 2016, June 5, 2017, June 26, 2017, December 4, 2017  and January 5, 2018 and by this Amendment (as so amended, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used therein but not defined herein shall have the same meanings as in the Schedule 13D.

This Amendment is being filed to amend and supplement Items 4, 5 and 6 of the Schedule 13D as set forth below.

Item 4.	Purpose of Transaction

On June 19, 2018, the Reporting Persons adopted a Rule 10b5-1 transaction plan (the “Plan”). The Plan was established during an “open window” in accordance with guidelines specified by Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, and as permitted by the Issuer’s insider trading policy.  An aggregate of up to 1% of the Issuer’s outstanding shares of Class A Common Stock beneficially owned by the Reporting Persons may be sold under the Plan in successive three-month periods beginning July 3, 2018.  The Plan establishes predetermined trading parameters that do not permit the Reporting Persons to exercise subsequent influence over how, when or whether to effect trades thereunder. Sales made pursuant to the Plan will be based upon pre-established stock price thresholds.  The Plan will continue until terminated by the Reporting Persons.

The Reporting Persons intend to evaluate on an ongoing basis their investment in the Issuer and their options with respect to such investment.  The Reporting Persons continue to reserve the right to change their purpose and to formulate and implement plans or proposals with respect to the Issuer at any time and from time to time.

Item 5.	Interest in Securities of the Issuer

(a) and (b)  See Items 7-13 of the cover pages and Item 2 of the Schedule 13D.

The percentage calculations herein are based upon the statement in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, as filed with the Securities and Exchange Commission on May 14, 2018, that there were 8,913,592 outstanding shares of Class A Common Stock and 7,697,192 outstanding shares of Class B Common Stock of the Issuer as of May 1, 2018.

As shares of Class B Common Stock are convertible into shares of Class A Common Stock at the election of the holder, each Reporting Person’s beneficial ownership is reported herein as if that Reporting Person (and no other shareholder) elected to convert all shares of Class B Common Stock beneficially owned by such Reporting Person into shares of Class A Common Stock.  In addition, beneficial ownership of shares of such Class B Common Stock are reported as if such shares were not so converted.

(c)  The following table lists the Reporting Persons’ transactions in the Issuer’s securities that were effected during the sixty day period prior to the filing of this Schedule 13D and that have not been previously reported in the Schedule 13D:

Transaction	Date	No. Shares	Purchase Price

Open market purchase	05/22/2018	144 shares of Class A Common Stock*	$10.25
Open market purchase	05/22/2018	3,145 shares of Class A Common Stock	$11.0682
Open market purchase	06/05/2018	878 shares of Class A Common Stock	$12.25

* The purchased securities had been shares of Class B Common Stock that, upon transfer, converted automatically into shares of Class A Common Stock.

(d)  Not applicable.

(e)  Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Item 4 is incorporated herein by reference.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:                June 19, 2018
STANDARD GENERAL L.P.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer

SOOHYUNG KIM

/s/ Soohyung Kim
Soohyung Kim